UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Synthonics Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    8716Y107
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                                 (CUSIP Number)

                                   Alex Sandel
                         Future Media Productions, Inc.
                                25136 Anza Drive
                               Valencia, CA 91355


                                 With a copy to:

                              Murray Markiles, Esq.
                    Troop Steuber Pasich Reddick & Tobey, LLP
                       2029 Century Park East, 24th Floor
                             Century City, CA 90067
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 22, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                        (Continued on following pages)

                                  SCHEDULE 13D
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                                PAGE 2 OF 10 PAGES
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                               CUSIP NO. 8716Y107
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1    NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Future Media Productions, Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                   (a)   []

                                                   (b)   [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*  WC (See Response to Item 3).

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)
                                                                 []

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
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  NUMBER OF    7       SOLE VOTING POWER

    SHARES                   0 (See Response to Item 5).
               -----------------------------------------------------------------
               8       SHARED VOTING POWER
 BENEFICIALLY

   OWNED BY                  15,266,541 (See Response to Item 5).
               -----------------------------------------------------------------
               9       SOLE DISPOSITIVE POWER
     EACH

  REPORTING                  0 (See Response to Item 5).
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER
    PERSON

     WITH                    15,266,541 (See Response to Item 5).
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,266,541   (See Response to Item 5.)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                 []

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.1% (See Response to Item 5.)
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14   TYPE OF REPORTING PERSON*

     CO

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                                   Page 2 of 10

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Synthonics Technologies, Inc., a Utah corporation (the "Company" or the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The address of the principal executive offices of the Company is 31324 Via Colinas, Suite 106, Westlake Village, California 91362.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Statement is hereby filed by Future Media Productions, Inc., a corporation organized in California (the "Reporting Person"). The Reporting Person and Argoquest 7, LLC, a limited liability company organized in Delaware, have common owners. The Reporting Person is a vertically integrated manufacturer and supplier of compact discs and digital versatile discs for the computer hardware, software, on-line, publishing and entertainment industries, providing mastering, replication and other services. Set forth below is the name, present principal occupation and address in which such employment is conducted for each of the executive officers of the Reporting Person:

                  Alex Sandel -  Chairman of the Board of Directors, Chief
                                 Executive Officer and President
                  David Moss  -  Vice President of Operations
                  Louis Weiss -  Chief Financial Officer and Principal
                                 Accounting Officer.

The business address of the Reporting Person and each of the above executive officers of the Reporting Person is Future Media Productions, Inc., 25136 Anza Drive, Valencia, CA 91355.

     Set forth below is the name, present principal occupation and address in which such employment is conducted for each of the directors of the Reporting
Person:

     Alex Sandel -       Chairman of the Board of Directors, Chief Executive
                         Officer and President of the Reporting Person
                         located at the address specified above
     Diana Maranon -     President and Managing  Director of Averil  Associates,
                         Inc., 2029 Century Park East, 19th Floor, Los Angeles,
                         CA 90067
     Mark Dyne -         Chairman  of the Board of  Directors  and Chief
                         Executive  Officer  of  Brilliant  Digital
                         Entertainment,  Inc.,  6355 Topanga  Canyon,
                         Suite 120,  Woodland  Hills,  CA. Mr. Dyne is
                         also the Joint Managing Director of Sega Ozisoft Pty.
     Sanford R. Climan - Managing  Director of Entertainment  Media Ventures,
                         LLC, 828 Moraga Drive, 2nd Floor, Los Angeles, CA
                         90049

     Timothy Chaney -    President of Virgin Interactive Entertainment,
                         74A Charlotte Street, London, W1P 1LR,
                         United Kingdom.

(d) During the last five years, neither the Reporting Person nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person nor any of its executive officers and directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Except for Mark Dyne and Timothy Chaney, each of the executive officers and directors of the Reporting Person set forth in (a) - (c) above are citizens of the United States. Mark Dyne is a citizen of South Africa. Timothy Chaney is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On December 22, 1999, the Issuer issued to the Reporting Person a convertible note exercisable into 11,518,096 shares of the Common Stock (the "Note"). Pursuant to the terms and conditions of the Note, the Reporting Person will have up to twelve months from the date of issuance to convert the Note. In the event the Reporting Person does not elect to convert the Note in such time, the principal amount due thereunder will be due on the second anniversary of the date of issuance. The Note bears no interest for the first year from the date of issuance and thereafter will accrue interest at the rate of interest of outstanding borrowings made in the ordinary course of business of the Reporting Person, unless the Note is converted. The Reporting Person purchased the Note from the Issuer for (i) $500,000 in cash and (ii) services provided by the Reporting Person for the benefit of the Issuer consisting of replication and packaging services at the expense of the Reporting Person of up to two million CD-ROMS (in the aggregate) for digital catalog programs entered into by the Issuer with its customers and establishment by the Reporting Person of a separate entity wholly owned by the Reporting Person to develop and produce 3D digital catalogs on behalf of the Issuer for the Issuer's customers. Under the terms and conditions of the Note, the Reporting Person has agreed that in the event the Note is not converted, the services to be provided by the Reporting Person for the benefit of the Issuer as described above will remain contractual obligations of the Reporting Person.

     The Reporting Person paid for the Note, in such part as described above, in cash from working capital funds. No part of the purchase price for the Note has been obtained or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

     In addition, pursuant to that certain Equity Agreement - Summary of Terms, dated as of June 2, 1999 by and between the Issuer and Alex Sandel, and that certain Assignment, dated as of June 2, 1999, by Alex Sandel for the benefit of Argoquest 7, LLC, an entity with common owners as those of the Reporting Person ("Argoquest"), attached to the Schedule 13D filed by Argoquest on June 11, 1999 as "Exhibit A" and incorporated herein by reference as though fully set forth herein (collectively, the "Agreement") (all capitalized terms not otherwise herein defined shall have the meaning ascribed to them in the Agreement) and that certain Subscription Agreement, dated as of June 2, 1999, by and between Argoquest and the Issuer, attached to the Amendment No. 1 to the Schedule 13D filed by Argoquest on December 3, 1999 as "Exhibit B" and incorporated herein by reference as though fully set forth herein (the "Subscription Agreement"), the Issuer agreed to sell to Argoquest and Argoquest agreed to purchase 2,300,000 shares of the Common Stock at a purchase price of $.10 per share, for a total purchase price of $230,000. Argoquest paid for such shares in cash from working capital funds.

     Pursuant to the Agreement, the Issuer issued to Argoquest an option exercisable for 1,448,445 shares of the Common Stock, at a purchase price of $.10 per share, for an aggregate purchase price of $144,844 (the "Option"). The Option became fully vested upon the signing of the Agreement and the purchase of the 2,300,000 shares of the Common Stock, as described above. The Option is outstanding until the later of (1) 90 days from the close of the Issuer's current stage of financing or (2) 150 days from the date of the Agreement. In addition, Argoquest has the right to purchase stock in the current stage of the Issuer's financing being raised sufficient for Argoquest to maintain 10% of the outstanding Common Stock (the "Purchase Option"). The Purchase Option is at the same price or average price per share of the Common Stock that is obtained in the Issuer's current stage of financing. Pursuant to the Subscription Agreement, the Purchase Option shall expire if not exercised within 30 days of the date Argoquest receives written notice from the Issuer of the terms, conditions and anticipated closing date of the Current Round (as defined in the Subscription Agreement).

     On or about October 19, 1999, Argoquest exercised a portion of the Option to acquire 800,000 shares of the Common Stock at a purchase price of $.10 per share for an aggregate purchase price of $80,000. Argoquest still retains such portion of the Option to acquire 648,445 shares of the Common Stock.

     In addition, pursuant to the Agreement, the Issuer, among other things, agreed to (1) give the Reporting Person, the exclusive right to service the Issuer's CD-ROM replication needs, based on prevailing market prices for such services, and (2) collaborate on a joint marketing program and presentation with respect to the development and positioning of certain programs. Any proceeds from the joint marketing program and presentation are for the full benefit of the Issuer and will not be shared with Argoquest or any affiliates of Argoquest, other than through participation of Argoquest's share of the Common Stock.

     No part of the purchase price for the Common Stock, Option and/or Purchase Option issued to Argoquest pursuant to the Agreement has been obtained or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The Reporting Person acquired the Note for investment purposes. Pursuant to the terms and conditions of the Note purchase by the Reporting Person, Alex Sandel, the Chairman of the Board of Directors, Chief Executive Officer and President of the Reporting Person, will join the Board of Directors of the Issuer. In addition, the Issuer and the Reporting Person have agreed that the Reporting Person will have the right to transfer its interest in the shares of the Common Stock to an entity similarly owned and controlled by shareholders of the Reporting Person.

     The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review and subject to the provisions of the Note as set forth in Item 3 above, the Reporting Person will take such actions in the future as it may deem appropriate, consistent with the securities laws, in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire Common Stock, pursuant to the exercise of the Note subject to the provisions of the Note.

     The Reporting Person currently has no plans or proposals to dispose of the Note and/or some or all of the Common Stock the Reporting Person may acquire by the exercise of the Note, PROVIDED, HOWEVER, that depending on market and other factors, in the future, the Reporting Person may determine to dispose of some or all of the Common Stock acquired by exercise of the Note in privately negotiated transactions subject to the provisions of the Note.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person shares beneficial ownership with Argoquest of (i) the 3,748,445 shares of the Common Stock and the shares of the Common Stock issuable under the Purchase Option of which beneficial ownership was reported on the Amendment No. 1 to the Schedule 13D filed on December 3, 1999 by Argoquest and
(ii) the Note and the 11,518,096 shares of the Common Stock issuable thereunder. As of December 22, 1999, the Reporting Person shares beneficial ownership in the aggregate of 15,266,541 shares of the Common Stock and such shares that may be issuable under the Purchase Option. The 15,266,541 shares of which the Reporting Person is reporting beneficial ownership in this statement represents 30.1% of the Common Stock outstanding on a fully diluted basis as of December 22, 1999 based on a total of 50,679,624 shares of the Common Stock outstanding on December 22, 1999. Argoquest also will file an Amendment No. 2 to the Schedule 13D filed on June 11, 1999 reporting shared beneficial ownership of the shares of the Common Stock reported in this statement.

(b) The Reporting Person has with Argoquest the shared power to vote or direct the vote and dispose or direct the disposition of (i) the 3,748,445 shares of the Common Stock and such shares that may be issuable under the Purchase Option of which beneficial ownership was reported in the Amendment No. 1 to the
Schedule 13D filed by Argoquest on December 3, 1999 and (ii) the 11,518,096 shares of the Common Stock issuable under the Note. In the aggregate, the Reporting Person has the shared power to vote or direct the vote and dispose or direct the disposition of 15,266,541 shares of the Common Stock.

(c) Except as set forth herein, the Reporting Person has not engaged in any transactions in the Common Stock during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Agreement, attached as "Exhibit A" to the Schedule 13D filed by Argoquest on June 11, 1999, is hereby incorporated herein by reference as though fully set forth herein.

     The Subscription Agreement, attached as "Exhibit B" to the Amendment No. 1 to the Schedule 13D filed by Argoquest on December 3, 1999, is hereby incorporated herein by reference as though fully set forth herein.

     The Standstill Agreement, attached as "Exhibit C" to the Amendment No. 1 to the Schedule 13D filed by Argoquest on December 3, 1999, is hereby incorporated herein by reference as though fully set forth herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 30, 1999

                                    Future Media Productions, Inc.

                                    /S/ ALEX SANDEL
                                    -------------------------------
                                    By:  Alex Sandel
                                    Its: Chief Executive Officer and President




     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name any title of each person who signs the statement shall be typed or printed beneath his signature.

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)